SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010

Commission File Number 0-17861

Unilens Vision Inc.

(Translation of Registrant’s Name Into English)

1780-400 Burrard Street

Vancouver, British Columbia, Canada V6C 3A6

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Unaudited Interim Financial Statements of

UNILENS VISION INC.

At March 31, 2010 and for the

Three and nine months ended March 31, 2010 and 2009

Report date – May 28, 2010

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Unilens Vision Inc.

Largo, Florida

We have reviewed the accompanying consolidated balance sheet of Unilens Vision Inc. as of March 31, 2010 and the related consolidated statements of operations and changes in accumulated deficit, and cash flows for the three and nine-month periods ended March 31, 2010 and 2009. These consolidated financial statements are the responsibility of the management of Unilens Vision Inc.

We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim consolidated financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with auditing standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Unilens Vision Inc. as of June 30, 2009 and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year then ended (not presented herein); and in our report dated September 30, 2009, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of June 30, 2009 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Pender Newkirk & Company LLP

Certified Public Accountants

Tampa, Florida

May 28, 2010

UNILENS VISION INC.

CONSOLIDATED BALANCE SHEETS

March 31, 2010 (Unaudited) and June 30, 2009

(Expressed in U.S. Dollars)

	March 31, 2010	June 30, 2009
ASSETS
Current
Cash and cash equivalents	$1,085,233	$1,178,626
Certificates of deposit	—	500,000
Accounts receivable, net of allowance of $256,240 and $278,030 at March 31, 2010 and June 30, 2009, respectively	883,610	971,523
Royalties and other receivables	758,159	764,890
Inventories (Note 4)	700,147	849,898
Prepaid expenses	87,665	49,322
Deferred tax asset – current	386,500	664,800

Total current assets	3,901,314	4,979,059
Property, plant, and equipment, net of accumulated depreciation of $5,208,466 and $5,084,211	277,373	378,847
Deferred loan costs	71,555	—
Other assets	115,807	70,055
Deferred tax asset	186,400	321,700

Total assets	$4,552,449	$5,749,661

LIABILITIES AND STOCKHOLDERS' EQUITY
Current
Accounts payable	$429,996	$315,606
Accrued wages and employee benefits	322,984	425,549
Deferred income	363,128	248,724
Income taxes payable	64,796	—
Other accrued liabilities	63,911	66,433
Note payable – current	1,200,000	—

Total current liabilities	2,444,815	1,056,312
Note payable – long-term	4,600,000	—

Total liabilities	7,044,815	1,056,312

Stockholders’ (deficit) equity
Capital stock
Preference “A” shares, par value $10 Cdn. Per share; 100,000,000 shares authorized; no shares issued and outstanding	—	—
Preference “B” shares, par value $50 Cdn. Per share; 100,000,000 shares authorized; no shares issued and outstanding	—	—
Common shares, no par value; 100,000,000 shares authorized; shares issued and outstanding 2,369,354 and 4,550,715	20,240,158	27,627,581
Additional paid-in capital	48,084	8,970
Deficit	(22,780,608)	(22,943,202)

Total stockholders’ (deficit) equity	(2,492,366)	4,693,349

Total liabilities and stockholders’ (deficit) equity	$4,552,449	$5,749,661

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

UNILENS VISION INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND CHANGES IN ACCUMULATED DEFICIT

(Unaudited)

For Three and Nine Months Ended March 31, 2010 and 2009

(Expressed in U.S. Dollars)

	Three Months Ended March 31, 2010	Three Months Ended March 31, 2009	Nine Months Ended March 31, 2010	Nine Months Ended March 31, 2009
Sales	$1,535,454	$1,701,043	$4,633,666	$4,992,811
Cost of sales	912,581	943,931	2,717,169	2,752,561

Gross profit	622,873	757,112	1,916,497	2,240,250

Expenses:
Administration	405,674	311,909	1,011,527	982,712
Research and development	21,947	21,451	60,219	62,021
Sales and marketing	400,244	397,733	1,132,317	1,161,662

	827,865	731,093	2,204,063	2,206,395

(Loss) income from operations	(204,992)	26,019	(287,566)	33,855

Other items:
Royalty income	734,803	734,249	2,253,865	2,114,215
Other expense	(16,059)	(12,917)	(15,236)	(19,406)
Remeasurement expense	(3,398)	(2,479)	(1,575)	(11,463)
Interest (expense) income	(59,795)	377	(54,128)	3,024

	655,551	719,230	2,182,926	2,086,370

Income before income tax expense	450,559	745,249	1,895,360	2,120,225
Net income tax expense	174,990	298,399	700,395	848,063

Net income for the period	275,569	446,850	1,194,965	1,272,162
Deficit, beginning of period	(22,842,934)	(23,168,888)	(22,943,202)	(21,809,857)
Dividends paid	(213,243)	(409,565)	(1,032,371)	(2,593,908)

Deficit, end of period	$(22,780,608)	$(23,131,603)	$(22,780,608)	$(23,131,603)

Net income per common share:
Basic	$0.10	$0.10	$0.30	$0.28

Diluted	$0.10	$0.10	$0.30	$0.28

Weighted average number of common shares outstanding during the period:
Basic	2,855,684	4,550,715	3,993,953	4,550,715
Effect of dilutive options	0	4,963	4,169	5,710

Diluted	2,855,684	4,555,678	3,998,122	4,556,425

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

UNILENS VISION INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

For Three and Nine Months Ended March 31, 2010 and 2009

(Expressed in U.S. Dollars)

	Three Months Ended March 31, 2010	Three Months Ended March 31, 2009	Nine Months Ended March 31, 2010	Nine Months Ended March 31, 2009
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period	$275,569	$446,850	$1,194,965	$1,272,162
Items not affecting cash:
Depreciation and amortization	41,637	44,417	124,256	138,116
Deferred tax expense	(34,000)	284,399	413,600	804,563
Remeasurement loss (gain)	3,398	2,479	1,575	11,463
Income taxes payable	7,990	—	64,796	—
Stock based compensation	39,114	—	39,114	—
Change in non-cash working capital items (Note 5)	64,681	182,574	284,006	29,470

Net cash provided by operating activities	398,389	960,719	2,122,312	2,255,774

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other assets	(12,657)	(14,083)	(22,781)	(79,144)
Purchase of certificates of deposit	—	(250,000)	—	(250,000)
Redemption of certificates of deposit	250,000	—	500,000	—

Net cash from (used) in investing activities	237,343	(264,083)	477,219	(329,144)

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings under term loan	6,000,000	—	6,000,000	—
Loan financing costs	—	—	(71,555)	—
Repayment of borrowings under term loan	(200,000)	—	(200,000)	—
Common stock issued for cash from exercise of stock options	15,525	—	15,525	—
Common stock repurchased	(7,162,235)	—	(7,402,948)	—
Common stock dividends paid	(213,243)	(409,565)	(1,032,371)	(2,593,908)

Net cash used in financing activities	(1,559,953)	(409,565)	(2,691,349)	(2,593,908)

Change in cash and cash equivalents during the period	(924,221)	287,071	(91,818)	(667,278)
Effect of exchange rate changes on cash and cash equivalents	(3,398)	(2,479)	(1,575)	(11,463)
Cash and cash equivalents, beginning of period	2,012,852	640,143	1,178,626	1,603,476

Cash and cash equivalents, end of period	$1,085,233	$924,735	$1,085,233	$924,735

Cash paid during the period for interest	$46,339	$—	$46,339	$—

Cash paid during the period for income taxes	$201,000	$14,000	$222,000	$43,500

Non-cash disclosure of financing activities:

During the three months ended March 31, 2010, the Company reclassed approximately $241,000 from other assets to equity, which consisted of legal and investment banking fees associated with the stock repurchase.

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

UNILENS VISION INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

March 31, 2010

(Expressed in U.S. Dollars)

The accompanying consolidated financial statements (the “Financial Statements”) for the interim periods ended March 31, 2010 and 2009 (the “Interim Period”) are i) prepared on the basis of accounting principles generally accepted in the United States, ii) conform in all material respects with accounting principles generally accepted in Canada, and iii) are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations, and changes in financial results of the Interim Period. The Financial Statements are not necessarily indicative of the results to be expected for the full year. The Financial Statements do not contain the detail or footnote disclosure concerning accounting policies and other matters, which would be included in full year financial statements, and therefore should be read in conjunction with the Company’s audited financial statements for the year ended June 30, 2009. Additional information concerning the Company is contained in the Management Discussion and Analysis filed with this interim report.

1. CAPITAL STOCK

The common stock of the Company is all of the same class, is voting and entitles the stockholders to receive dividends. In the event of a liquidation, dissolution or winding up, the common stockholders are entitled to receive equal distribution of net assets or any dividends, which may be declared.

The table below shows all Company dividends paid from August 1, 2008.

Type of Dividend	Date Declared	Record Date	Date Paid	Amount Paid Per Share
Special	8/1/2008	8/14/2008	8/28/2008	$0.300
Quarterly	8/1/2008	8/14/2008	8/28/2008	$0.090
Quarterly	11/3/2008	11/14/2008	11/28/2008	$0.090
Quarterly	2/2/2009	2/13/2009	2/27/2009	$0.090
Quarterly	5/1/2009	5/14/2009	5/28/2009	$0.090
Quarterly	8/3/2009	8/14/2009	8/28/2009	$0.090
Quarterly	11/2/2009	11/13/2009	11/27/2009	$0.090
Quarterly	2/1/2010	2/12/2010	2/26/2010	$0.090
Quarterly	5/3/2010	5/14/2010	5/28/2010	$0.090

The amount of future dividends will depend on earnings, cash flow, and all other aspects of our business as determined and declared by the Board of Directors.

	Nine Months Ended March 31, 2010		Nine Months Ended March 31, 2009
	Number of shares	Amount	Number of shares	Amount
Common shares issued and outstanding
Balance beginning of period	4,550,715	$27,627,581	4,550,715	$27,627,581
Exercise of options for cash	7,500	15,525	—	—
Common stock repurchased	(2,188,861)	(7,402,948)	—	—

Balance end of period	2,369,354	$20,240,158	4,550,715	$27,627,581

UNILENS VISION INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

March 31, 2010

(Expressed in U.S. Dollars)

2. STOCK-BASED COMPENSATION, STOCK OPTIONS AND STOCK

Stock-based payments are recorded using the fair value method of accounting for stock options. Under this method, in addition to reflecting compensation expense for new share-based awards, expense is also recognized to reflect the remaining vesting period of awards that had been included in pro-forma disclosures in prior periods. There was $39,114 of stock compensation expense attributable to stock options charged against income for the period which ended March 31, 2010, and no compensation expense for the period ended March 31, 2009 since no options were granted during the period.

Stock option plan and stock options

The Company has adopted a stock option plan (the “Stock Option Plan”). The purpose of the Stock Option Plan is to advance the interests of the Company by providing directors, officers, employees and consultants with a financial incentive for the continued improvement in the performance of the Company and encouragement for them to remain with the Company. The term of any option granted under the Stock Option Plan may not exceed 10 years. The exercise price of each option must equal or exceed the market price of the Company’s stock as calculated on the date of grant. The maximum number of common shares of the Company reserved for issuance under the Stock Option Plan cannot exceed ten percent of the Company’s issued and outstanding common shares. Options, in general, vest immediately except for options granted to consultants performing investor relations activities, vest at a minimum over a period of 12 months, 25% at the end of each three-month period. No more than 5% of the issued and outstanding capital of the Company may be granted to any one individual in any twelve-month period and no more than 2% of the issued and outstanding capital of the Company may be granted to any one consultant in any twelve-month period.

At the Annual General Meeting of Shareholders held on March 25, 2010, the shareholders approved the Unilens’ Incentive Stock Option Plan. The initial maximum number of shares available for option grants under the adopted Stock Option Plan is 236,935. The following table, which is presented in US dollars, describes the number and the exercise price of options that have been granted, exercised, or cancelled under the Incentive Stock Option Plan-2006 and the current Incentive Stock Option Plan approved on March 25, 2010 during the period ended March 31, 2010:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life
Outstanding, beginning of year	17,500	$2.07	0.52 Years

Exercised	(7,500)	$2.07

Granted
Directors/Employees	160,000	$4.83
Consultants	—	—

Sub-total granted	160,000	$4.83

Expired/cancelled	(10,000)	$2.07

Outstanding, end of period	160,000	$4.83	9.93 Years

Options exercisable, end of period	155,000	$4.83	9.93 Years

As of March 31, 2010 the Company has 160,000 options outstanding and an additional 76,935 options available for future grants under the existing Incentive Stock Option Plan.

UNILENS VISION INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

March 31, 2010

(Expressed in U.S. Dollars)

There was $15,525 cash proceeds, related to options exercised during the nine months ended March 31, 2010.

The following table describes the number of options, exercise price, and expiry date of the share purchase options granted by the Company that were outstanding at March 31, 2010:

Number of Options	Vested	Exercise Price		Expiry Date
160,000	155,000	US $	4.83	March 1, 2020

The Company uses the Black-Scholes pricing model to estimate the fair value of stock-based awards. The expected volatilities are based on the historical volatility of the Company’s stock price. Historical data is used to estimate option exercises and employee terminations within the valuation model. The expected term of options granted is based on historical exercise patterns of employees and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate for periods within the contractual life of the option is based on the U S Treasury yield curve in effect at the time of the grant. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Based on historical experience of forfeitures, the Company estimated forfeitures at zero percent for the period ended March 31, 2010.

The weighted average assumptions outlined in the table below were utilized in the calculation of compensation expense from option grants in the nine months ended March 31, 2010.

Risk free interest rate	.52%
Expected life	.94 Years
Expected volatility	22%
Expected dividend yield	9.8%
Grant date fair value	$0.25

As of March 31, 2010 the Company had approximately $790 of unrecognized compensation expense related to non-vested share based compensation that is anticipated to be recognized over the next nine months.

As of March 31, 2010 the aggregate intrinsic value of options outstanding and options exercisable was $25,600 and $24,800.

3. INCOME PER COMMON SHARE

Basic income per common share is calculated by dividing the income for the period by the weighted-average number of common shares outstanding during the period.

Diluted income per common share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted income per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period.

UNILENS VISION INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

March 31, 2010

(Expressed in U.S. Dollars)

4. INVENTORIES

	As at March 31, 2010	As at June 30, 2009
Raw materials	$269,760	$275,454
Work in progress	25,481	22,039
Finished goods	433,473	593,616

	728,714	891,109
Less allowance for obsolescence	28,567	41,211

	$700,147	$849,898

5. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Three Months Ended March 31, 2010	Three Months Ended March 31, 2009	Nine Months Ended March 31, 2010	Nine Months Ended March 31, 2009
Cash provided by (used in):
Accounts and royalties and other receivables	$(42,268)	$(52,821)	$94,645	$26,103
Inventories	78,026	3,481	149,751	(10,791)
Prepaid expenses and other assets	(26,440)	12,104	(84,097)	(52,850)
Accounts payable and accrued liabilities	55,363	219,810	123,707	67,008

Change in non-cash working capital items	$64,681	$182,574	$284,006	$29,470

UNILENS VISION INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

March 31, 2010

(Expressed in U.S. Dollars)

6. SEGMENTED INFORMATION

Substantially all of the Company’s assets are located in the United States. The Company currently conducts substantially all of its operations in the United States in one business segment. Revenue consists of the following lens categories for the three and nine months ended March 31:

	Three Months Ended March 31, 2010	Three Months Ended March 31, 2009	Nine Months Ended March 31, 2010	Nine Months Ended March 31, 2009
Disposable lenses	$982,485	$1,032,500	$2,962,040	$2,948,380
Custom soft lenses	261,656	292,403	764,035	867,725
Gas permeable lenses	104,955	116,958	347,441	353,593
Replacement and other lenses	186,358	259,182	560,150	823,113

Total sales	$1,535,454	$1,701,043	$4,633,666	$4,992,811

7. LINE OF CREDIT AND TERM NOTE

On November 1, 2009, the Company’s previous line of credit of $1,500,000 expired. This line of credit was collateralized by all assets of Unilens Corp. USA, excluding, the Royalty Agreement with Bausch & Lomb.

On November 9, 2009, the Company closed on a $6,900,000 5-year term loan facility and a new $1,500,000 line of credit with Regions Bank. The term loan facility, which had a six-month advance period, was entered into to fund the Stock Purchase Agreement (see “Stock Repurchase”) and the new line of credit replaced the previous line of credit. The term loan is payable in 60 monthly principal payments of $100,000 plus accrued interest. Both the term loan and the new line of credit bear interest at a floating rate of 30-day LIBOR plus 3.25% or 3.75% depending on whether the ratio of the Company’s funded debt to its EBITDA is less than 1-to-1 or equal to or greater than 1-to-1, with a minimum interest rate of 4.75%. Under the new line of credit, at any time, the maximum borrowings shall not exceed the lesser of (i) $1,500,000 or (ii) a sum equal to 80% of Qualified Accounts plus 50% of Qualified Inventory. The line of credit expires in November 2010, but maybe extended for up to two one-year terms.

The term loan and the new line of credit are secured by a security interest in favor of Regions Bank in the Company’s inventory, accounts receivable, general intangibles, cash and principal United States patent. Under both the term loan facility and the new line of credit, the Company is required to meet customary covenants regarding, among other things, the maintenance of specified cash flow leverage and fixed charge coverage ratios and the requirement of lender consent for significant transactions such as mergers, acquisitions, dispositions and other financings.

The Company was in compliance with all financial covenants and has an outstanding balance under the term loan of $5,800,000 and no outstanding balances under the lines of credit during the periods ended March 31, 2010.

8. STOCK REPURCHASE

On January 20, 2010, the Company announced that it completed a Stock Purchase Agreement in which it agreed to repurchase 2,188,861 shares of its common stock, representing approximately 48% of it’s outstanding shares from it’s largest shareholder Uniinvest Holding AG in Liquidation for an aggregate purchase price of $6,894,912 or $3.15 per share.

The Company funded the transaction primarily through a draw of $6.0 million against the $6.9 million 5-year term loan facility provided to the Company’s wholly owned subsidiary Unilens Corp., USA, by Regions Bank and cash on hand.

UNILENS VISION INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

March 31, 2010

(Expressed in U.S. Dollars)

Costs related to the Stock Purchase Agreement were $508,036 and costs related to the term loan facility and new line of credit were $74,579. The costs related to the Stock Purchase Agreement were charged to stockholders’ equity and costs related to the term loan facility and new line of credit were charged to deferred loan costs and will be amortized over the life of the loan, which is five years.

9. CERTIFICATE OF DEPOSIT

In February and April 2009, the Company invested in 9-month risk free FDIC insured certificates of deposit with its primary bank. With the risk free certificate of deposit, after the first six days of the account term, any early withdrawal fee is waived when the amount withdrawn is reinvested in any deposit account of the primary bank. The Company did not renew the $250,000 February and April 2009 certificates of deposit, which matured in November 2009 and January 2010.

10. RECENT ACCOUNTING STANDARDS

The FASB amended ASC Topic 105, Generally Accepted Accounting Principles. The FASB Accounting Standards Codification (the “Codification or ASC”) became the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. All of the Codification’s content carries the same level of authority, and the U.S. GAAP hierarchy will be modified to include only two levels: authoritative and nonauthoritative. Topic 105 was effective for the company as of July 1, 2009 and did not have a material effect on its consolidated financial statements.

Other recent pronouncements issued by the FASB, the AICPA, and the SEC did not or are not believed by management to have a material impact on the Company’s present or future financial statements.

11. LEGAL PROCEEDINGS

On January 29, 2010, the Company and Unilens Corp. USA were served with a summons and complaint in an action brought by Ocular Insight, Inc. ("Ocular") in the Palm Beach County Florida Circuit Court against the Company, Unilens Corp., USA each of the current directors of the Company and Elizabeth Harrison, formerly a director. Among other things, the complaint alleges that, in connection with the Company's purchase of its common shares owned by its former largest shareholder, Uniinvest Holding AG, In Liquidation, the Company, Unilens Corp., USA and the other defendants allegedly breached obligations under a non-disclosure agreement between Ocular and the Company and thereby caused Ocular damages in an unspecified amount. The complaint includes claims for breach of contract, unfair trade practices, tortious interference with contract and a business relationship, misappropriation of trade secrets, breach of fiduciary duty and negligence. The complaint also sought to enjoin the Company's purchase of the Uniinvest block of shares, although that purchase was completed prior to the service of the complaint. The Company believes that this lawsuit is wholly without merit, and intends to oppose it vigorously. To that end, the Company filed with the Court a motion to dismiss the complaint for failure to state a claim on which relief may be granted. At a hearing on the motion on May 7, 2010, the Court dismissed the injunctive claim as against all defendants and the remaining claims as against the individual defendants and granted Ocular leave to file an amended complaint by May 27, 2010.

12. SUBSEQUENT EVENTS

On and effective April 1, 2010 the Company announced the change in domicile and the continuance of its Corporate existence from British Columbia Canada to the State of Delaware, which resulted in authorized capital of 30,000,000 common shares with a par value of $.001 per share and 3,000,000 preferred shares with a par value of $.001 per share. The continuation to Delaware, which was overwhelmingly approved at the Annual General Meeting of Shareholders on March 25, 2010 (“AGM”), does not result in any change in the business, assets, liabilities, net worth, or management of the Company.

Form 52-109FV2

Certification of interim filings - venture issuer basic certificate

I, Michael J. Pecora, Chief Executive Officer of Unilens Vision Inc., certify the following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together the interim filings) of Unilens Vision Inc. (the issuer) for the interim period ending March 31, 2010.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in the light of the circumstances under which it was made, for the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly presented in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: May 28, 2010

Signature:	/S/ MICHAEL J. PECORA
Michael J. Pecora, Chief Executive Officer

NOTE TO READER
In contrast to the certificate required under the National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Fillings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relation to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making and representation relating to the establishment and maintenance of:
(i)

Controls and other procedure designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109FV2

Certification of interim filings - venture issuer basic certificate

I, Leonard F. Barker, Chief Financial Officer of Unilens Vision Inc., certify the following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together the interim filings) of Unilens Vision Inc. (the issuer) for the interim period ending March 31, 2010.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain and untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in the light of the circumstances under which it was made, for the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly presented in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: May 28, 2010

Signature:	/S/ LEONARD F. BARKER
Leonard F. Barker, Chief Financial Officer

NOTE TO READER

In contrast to the certificate required under the National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Fillings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relation to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making and representation relating to the establishment and maintenance of:

(i)

Controls and other procedure designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

FORM 51-102F1

UNILENS VISION INC.

MANAGEMENT DISCUSSION & ANALYSIS – March 31, 2010

The following management discussion and analysis (“MDA”) provides information on the activities of Unilens Vision Inc. As used in this MDA, unless the context otherwise requires, “we”, “us”, “our”, the “Company” or “Unilens” refers to Unilens Vision Inc. and its subsidiaries and should be read in conjunction with the annual financial statements and notes thereto for the year ended June 30, 2009 (the “Financial Statements”). The Financial Statements have been prepared in United States dollars and in conformity with United States generally accepted accounting principles (“US GAAP”). Unless otherwise indicated, all dollar amounts disclosed in this MDA are expressed in United States Dollars. Readers are cautioned that management’s discussion and analysis contains forward-looking statements and that actual events may vary from management’s expectations.

Description of Business and Report Date

We license, manufacture, distribute and market specialty optical lens products using proprietary design and manufacturing technology from our manufacturing distribution and administrative facility in Largo, Florida. Our products are sold primarily in the United States through inside sales representatives and independent sales brokers, and a network of distributors. Our lens products are marketed, as a family of specialty vision correction products that can serve the majority of the population’s vision correction needs. Our lens business is broken down into the following four categories: (i) disposable lenses; (ii) custom soft lenses; (iii) gas permeable lenses; and (iv) replacement and other lenses.

Our disposable lenses line consists of the C-Vue, a mulitfocal cast molded blister-packed box of six lenses sold for frequent replacement, the C-Vue Aspheric single vision lens, a single vision disposable soft contact lens sold for 2-week replacement and the C-Vue 1 Day Aspheric single vision daily disposable soft contact lens sold for one day wear then just simply thrown away. The C-Vue multifocal lens is manufactured for us by a third party utilizing one of our patented soft lens designs and is marketed exclusively in the United States to eye care professionals. The cast molded C-Vue Aspheric single vision lens and C-Vue 1 Day Aspheric single vision lens are each manufactured for us by a third party utilizing Wavefront inspired technology. The C-Vue Aspheric single vision lens is marketed to eye care professionals in a blister-packed box of six lenses and the C-Vue 1 Day Aspheric single vision lens is marketed to eye care professionals in blister-packs of 30 and 90 lenses.

Our custom soft lenses line of soft lathe-cut products consists of the following: the C-Vue Toric Multifocal, designed for patients with an astigmatism that require bifocal correction, the C-Vue Custom Toric and the C-Vue 55 multifocal, a highadd multifocal, manufactured in a comfortable high-water content material, all available in our Advanced line of biocompatible materials. In September 2009 we launched the new C-Vue Advanced Toric Multifocal lens in blister-packs for monthly replacement, and features free trial lenses to practitioners.

Our gas permeable lens line of products consist of the Unilens GP™, a multifocal contact lens intended for patients with astigmatism who need low to moderate presbyopic correction; the Unilens GP Plus™, designed to accommodate wearers requiring higher presbyopic correction; and the C-Vue GP, a front aspheric design incorporating the C-Vue design technology.

Our replacement and other lenses line of products primarily consists of the Unilens™, an aspheric multifocal contact lens; the SoftSite™, a highadd multifocal contact lens; the SimulVue™, a simultaneous vision bifocal contact lens with the capabilities for correcting advanced presbyopia; the Unilens EMA, a visibility tinted multifocal contact lens available in planned replacement modality; the LifeStyle brand of toric multifocal, toric and spherical daily, and extended wear lenses and the Sof-Form single vision lenses marketed under the Lombart brand; the UniVision, an aspheric low vision lens; and the, Aquaflex and SoftCon spherical daily and extended wear brand of lenses acquired from CIBA Vision.

In October 2001, we licensed the exclusive worldwide rights to one of our multifocal designs to Bausch & Lomb. Under the terms of the agreement, Bausch & Lomb pays us a royalty ranging from two to five percent of their worldwide sales of products utilizing the technology.

The following MDA is for the quarter ended March 31, 2010 (the “Current Quarter”) and includes relevant information up to May 28, 2010 (the “Report Date”).

Overall Performance

Sales declined by 9.7% during the Current Quarter primarily due to the current economic conditions in the U.S. and increased competition from competitor new product offerings and rebate programs associated with the disposable lens category. The disposable lens category, continues to account for the largest percentage of total sales, and accounts for approximately 64% of our Current Quarter revenue. Royalty income from the license of our key technologies, is a major component of our profitability, and continues to grow, showing a slight increase in the Current Quarter.

During the Current Quarter we repurchased 2,188,861 of our common stock from our largest shareholder and paid a total of $213,243 in regular quarterly common stock dividends. The Company funded the repurchase with a draw of $6 million against a term loan facility, which as of the end of the Current Quarter was $5.8 million.

Income before income taxes for the Current Quarter decreased by $295 thousand to $451 thousand from $745 thousand in the Prior Quarter. The decrease was primarily from lower sales and gross profit, higher one-time administrative expenses associated with stock compensation expense and the migration of the Company from Canada to the U.S., and interest expense from the term loan. As of March 31, 2010 we had positive working capital of $1.5 million, which represents a decrease of $2.1 million compared to the Prior Quarter. The decrease in working capital was principally due to a decrease in cash and the addition of current debt due to the common stock repurchase, decreases in inventory and current tax assets and the addition of income taxes payable and increases in deferred income, offset by the payment of less quarterly cash dividends on fewer common shares outstanding.

At the end of the Current Quarter we had stockholders’ deficit of ($2.5) million representing a decrease of $7.2 million compared to fiscal year end 2009. The decrease in stockholders’ equity was primarily from income before income taxes of $1.9 million (primarily from royalty income) net of income taxes of $0.7 million, offset by cash dividend payments totaling $1.0 million and repurchase costs of $7.4 million.

Selected Annual Information

The following table sets out selected financial information for Unilens Vision Inc., which has been derived from our audited financial statements for the fiscal years ended June 30, 2009, 2008, and 2007. These financial statements were prepared in accordance with accounting principles generally accepted in the United States and are in United States dollars.

For the year ended June 30	2009 ($)	2008 ($)	2007 ($)
Income Statement Data
Revenues	6,724,181	6,665,566	6,370,930
Income from operations	184,171	24,818	14,785
Income before tax expense	3,001,179	2,636,652	2,179,742
Income for the year	1,870,127	1,630,592	1,309,961

Income per common share outstanding - basic and diluted:
Income for the year
Basic	0.41	0.36	0.29
Diluted	0.41	0.36	0.29

Dividends	3,003,472	3,003,472	2,134,552

As of June 30	2009 ($)	2008 ($)	2007 ($)
Balance Sheet Data
Total assets	5,749,661	6,784,128	7,987,808
Working capital	3,922,747	4,627,289	4,949,732
Long-term liabilities	—	—	—
Total liabilities	1,056,312	957,434	819,005
Capital stock	27,627,581	27,627,581	27,596,810
Stockholders’ equity	4,693,349	5,826,694	7,168,803

Comparability Factors for the Annual Financial Data Disclosed Above

On October 25, 2001 we licensed the exclusive worldwide rights for one of our patented soft multifocal contact lens designs to Bausch and Lomb. Under the terms of the agreement we receive royalty payments ranging from two to five percent of Bausch and Lomb’s product sales utilizing the technology. We received royalty payments totaling $2,874,028, $2,629,123, and $2,190,428 for the 2009, 2008 and 2007 Fiscal Years, respectively.

In the 2009, 2008 and 2007 Fiscal Years we recorded net income tax expense of $1,131,052, $1,006,060, and $869,781. The income tax expense is the result of a reduction in the deferred income tax asset due to offsetting the current years taxable income with the recognition of income tax loss carryforwards.

Capital Shares and Options

On January 20, 2010, the Company completed a Stock Purchase Agreement in which it agreed to repurchase 2,188,861 shares of its common stock, representing approximately 48% of it’s outstanding shares from it’s largest shareholder Uniinvest Holding AG in Liquidation for an aggregate purchase price of $6,894,912 or $3.15 per share.

Costs related to the Stock Purchase Agreement were $508,036 and costs related to the term loan facility and new line of credit were $74,579. The costs related to the Stock Purchase Agreement were charged to stockholders’ equity and costs related to the term loan facility and new line of credit were charged to deferred loan costs and will be amortized over the life of the loan, which is five years.

On and effective April 1, 2010 the Company announced the change in domicile and the continuance of its Corporate existence from British Columbia Canada to the State of Delaware. The continuation to Delaware, and the approval of up to 100,000,000 shares with a par value of $.001 per share, was approved at the Annual General Meeting of Shareholders held on March 25, 2010 (“AGM”) and did not result in any change in the business, assets, liabilities, net worth, or management of the Company.

On May 27, 2010 the Board of Directors approved a resolution whereby the Board will not approve, effect or permit the issuance, other than pursuant to a registered public offering, of shares of the Corporation’s common stock (or securities convertible into shares of common stock) constituting 20% of more of the then outstanding shares of common stock or voting power prior to such issuance, unless the approval of the Corporation’s shareholders has first been solicited and obtained for such issuance in accordance with then applicable proxy solicitation laws, rules and regulations.

As at the Report date, the Company had the following:

Capital Shares

Authorized Common Shares:	30,000,000 common shares with $.001 par value
Issued Common Shares:	2,369,354 common shares
Shares in escrow	None

Authorized Preferred Shares:	3,000,000 preferred shares with $.001 par value
Issued Preferred Shares:	None
Shares in escrow	None

Convertible Securities

None

Dividends

On August 1, 2006 the Board of Directors declared the Company’s first special cash dividend. The Company also stated its plan to begin paying a regular quarterly dividend. Beginning on November 1, 2006 the Board of Directors declared its initial quarterly cash dividend. The table below shows all Company dividends paid from inception.

Type of Dividend	Date Declared	Record Date	Date Paid	Amount Paid Per Share	Gross Disbursements Paid
Special	8/1/2006	8/14/2006	8/28/2006	$0.250	$1,120,954
Quarterly	11/1/2006	11/14/2006	11/28/2006	$0.075	$336,616
Quarterly	2/1/2007	2/14/2007	2/28/2007	$0.075	$338,491
Quarterly	5/1/2007	5/14/2007	5/25/2007	$0.075	$338,491
Special	8/1/2007	8/14/2007	8/28/2007	$0.300	$1,365,215
Quarterly	8/1/2007	8/14/2007	8/28/2007	$0.090	$409,564
Quarterly	11/1/2007	11/14/2007	11/28/2007	$0.090	$409,564
Quarterly	2/1/2008	2/14/2008	2/28/2008	$0.090	$409,564
Quarterly	5/1/2008	5/14/2008	5/28/2008	$0.090	$409,564
Special	8/1/2008	8/14/2008	8/28/2008	$0.300	$1,365,215
Quarterly	8/1/2008	8/14/2008	8/28/2008	$0.090	$409,564
Quarterly	11/3/2008	11/14/2008	11/28/2008	$0.090	$409,564
Quarterly	2/2/2009	2/13/2009	2/27/2009	$0.090	$409,565
Quarterly	5/1/2009	5/14/2009	5/28/2009	$0.090	$409,564
Quarterly	8/3/2009	8/14/2009	8/28/2009	$0.090	$409,564
Quarterly	11/2/2009	11/13/2009	11/27/2009	$0.090	$409,564
Quarterly	2/1/2010	2/12/2010	2/26/2010	$0.090	$213,243
Quarterly	5/3/2010	5/14/2010	5/28/2010	$0.090	$213,243

Options

As of the report date there were 160,000 options outstanding. In January 2010, 7,500 options were exercised and shares issued, and 10,000 options exercisable were cancelled. Gross proceeds raised from the options exercised totalled $15,525.

At the Annual General Meeting of Shareholders held on March 25, 2010, the shareholders approved the Unilens’ Incentive Stock Option Plan. The initial maximum number of shares available for option grants under the adopted Stock Option Plan is 236,935. On March 25, 2010, the Company issued options to purchase 160,000 shares of common stock at $4.83 per share.

The Unilens Vision Incentive Stock Option Plan allows for the issuance of common share purchase options of up to 10% of the issued and outstanding common shares to directors, employees, and consultants. The number of shares under option from time to time and the exercise prices of such options, and any amendments thereto, will be and have been determined by the directors in accordance with the policies of the TSX Venture Exchange.

Common shares issued by the Company during the Current Quarter ending March 31, 2010 – 7,500

Options granted by the Company during the Current Quarter ending March 31, 2010 – 160,000

Shares in escrow or subject to pooling as at March 31, 2010 – None

Results of Operations

Current Quarter

During the three months ended March 31, 2010 (the “Current Quarter”) we earned income before tax of $450,559 compared to income before tax of $745,249 for the three months ended March 31, 2009 (the “Prior Quarter”). The decrease in income before tax during the Current Quarter of $294,690 as compared to the Prior Quarter, was primarily due to (i) a decrease in gross profit of $134,239 from lower sales and gross margin (ii) a slight increase in royalty income under the license agreement with Bausch & Lomb of $554 to $734,803 in the Current Quarter as compared to $734,249 in the Prior Quarter, (iii) an increase in expenses of $96,772 as described below, and (iv) an increase in other items including interest expense and other income of $64,233. After recording income tax expense of $174,990, we had net income of $275,569 or $0.10 per diluted share for the Current Quarter. In comparison, in the Prior Quarter we had net income of $446,850 or $0.10 per diluted share after recording income tax expense of $298,399.

Sales during the Current Quarter were $1,535,454, a decrease of $165,589 (9.7%), as compared to sales of $1,701,043 during the Prior Quarter. The disposable lens category decreased by 4.8% as sales of our best selling lens, the C-Vue disposable multifocal was affected by current economic conditions in the U.S. as well as increased competition from competitor new product offerings and rebate programs. Our custom soft lens category decreased 10.5%, reflecting decreases in the sales of our traditional toric multifocal lenses, but primarily due to the launch at the end of the first quarter of the new C-Vue Advanced Toric Multifocal lens which features free trial lenses to practitioners, delaying revenue recognition until the contact lens fit is finalized and revenue lenses are ordered. This conversion is slower then expected, but we see sales improvement in this category as more practitioners convert trial fits to revenue lenses. In the Current Quarter, our gas permeable lens category declined by 10.3%, as we cycled against the additional sales from our acquisition in December 2008 of the Aero Contact Lens brands, but primarily due to the continued overall decline in gas permeable fits in the contact lens industry. The replacement and other lens category decreased by 28.1% due to current economic conditions and by the expected decline in product lines that are nearing the end of their life cycle. Gross margin decreased to 40.6% in the Current Quarter compared to 44.5% in the Prior Quarter due primarily to less sales and sales mix changes in higher margin products and the new C-VUE Advanced Toric Multifocal free trial program launched during the first quarter of the Current Year.

During the Current Quarter, as compared to the Prior Quarter, expenses increased $96,772. Administrative expenses increased by approximately $110,000 primarily due to one-time expenses associated with the Company’s migration from Canada to Delaware of approximately $71,000 and to stock compensation expenses of approximately $39,000, offset by lower payroll sales commissions and payroll related expenses. Sales and marketing expenses and research and development expenses were flat during the Current Quarter, as compared to the Prior Quarter.

During the Current Quarter we recorded income tax expense of $174,990 compared to income tax expense in the Prior Quarter of $298,399. We record income tax at the statutory rates, and previously only paid alternative minimum tax of approximately 2% due to the utilization of tax loss carry-forwards. During the second quarter utilization of tax loss carry-forwards were exhausted, and income taxes payable have been recorded since then. The effective tax rate for the Current Quarter was 38.8% compared to 40.0% in the Prior Quarter.

Current Year

During the nine months ended March 31, 2010 (the “Current Year”) we earned income before tax of $1,895,360 compared to income before tax of $2,120,225 for the nine months ended March 31, 2009 (the “Prior Year”). The decrease in income before tax during the Current Year of $224,865 as compared to the Prior Year, was primarily due to (i) a decrease in gross profit of $323,753 (ii) an increase in royalty income under the license agreement with Bausch & Lomb of $139,650 to $2,253,865 in the Current Year as compared to $2,114,215 in the Prior Year, (iii) a decrease in expenses of $2,332 as described below, and (iv) a increase in other items including interest expense and other income of $43,094. After recording income tax expense of $700,395, we had net income of $1,194,965 or $0.30 per diluted share for the Current Year. In comparison, in the Prior Year we had net income of $1,272,162 or $0.28 per diluted share after recording income tax expense of $848,063.

Sales during the Current Year were $4,633,666, a decrease of $359,145 (7.2%), as compared to sales of $4,992,811 during the Prior Year. The disposable lens category increased only 0.5%, as sales of our best selling lens, the C-Vue disposable multifocal was affected by current economic conditions in the U.S. as well as increased competition from competitor new product offerings and rebate programs primarily in the third quarter. Our custom soft lens category decreased 11.9%, reflecting decreases in the sales of our traditional toric multifocal lenses, but primarily due to the launch of the new C-Vue Advanced Toric Multifocal lens (see Current Quarter discussion above). Our gas permeable lens category decreased by 1.7%. This includes additional sales from our acquisition in December 2008 of the Aero Contact Lens brands. Our gas permeable segment sales change for the Current Year excluding the Aero Contact Lens sales was down approximately 9% compared to the Prior Year, due to a continued overall decline in gas permeable fits in the contact lens industry. The replacement and other lens category decreased by 31.9% due to current economic conditions and the expected decline in product lines that are nearing the end of their life cycle and less low vision product line sales to our exclusive distributor which accounted for approximately 6% of the decrease in the Current Year. Gross margin decreased to 41.4% in the Current Year compared to 44.9% in the Prior Year due primarily to less sales and sales mix changes in higher margin products and the new C-VUE Advanced Toric Multifocal free trial program launched during the first quarter of the Current Year.

The decrease in expenses during the Current Year of $2,332, as compared to the Prior Year, was due to decreases in research and development and sales and marketing expenses. Research and development expenses decreased $1,802 due primarily to lower consulting services, and sales and marketing expenses decreased $29,345 primarily due to lower promotional spending and costs related to the lower sales. Administration expenses increased $28,815 due primarily to Current Quarter one-time expenses associated with the Company’s migration from Canada to Delaware of approximately $71,000 and to stock compensation expenses of approximately $39,000, offset by lower payroll sales commissions and lower payroll and related expenses during the Current Year.

During the Current Year we recorded income tax expense of $700,395 compared to income tax expense in the Prior Year of $848,063. We record income tax at the statutory rates, and previously only paid alternative minimum tax of approximately 2% due to the utilization of tax loss carry-forwards. During the second quarter utilization of tax loss carry-forwards were exhausted, and income taxes payable have been recorded since then. The effective tax rate for the Current Year was 37.0% compared to 40.0% in the Prior Year.

Seasonality

The results of operations for the Current Quarter are not necessarily indicative of the results for the entire fiscal year. While our sales are not substantially subject to seasonality, sales during the quarter ending December 31 historically are normally lower than other quarters due to a decrease in patient visits to eye care professionals during the Christmas holiday season.

Summary of Quarterly Results

Results for the eight most recent quarters ending with the Current Quarter are:

	For the Three Months Ending (Unaudited)
	Mar 31, 2010	Dec 31, 2009	Sep 30, 2009	June 30, 2009	Mar 31, 2009	Dec 31, 2008	Sep 30, 2008	June 30, 2008
	($)	($)	($)	($)	($)	($)	($)	($)
Income Statement Data
Total revenues	1,535,454	1,414,539	1,683,673	1,731,370	1,701,043	1,530,242	1,761,526	1,811,447
Operating income (loss) for the quarter	(204,992)	(101,667)	19,093	150,316	26,019	(46,597)	54,433	101,684
Income before tax expense	450,559	654,071	790,730	880,954	745,249	606,717	768,259	846,701
Income for the period	275,569	425,239	494,088	597,965	446,850	358,945	466,367	508,651
Income per common share outstanding – basic and diluted
Net income per common share for the period
Basic	0.10	0.09	0.11	0.13	0.10	0.08	0.10	0.11
Diluted	0.10	0.09	0.11	0.13	0.10	0.08	0.10	0.11

The financial data presented above is derived from the Company’s financial statements and is prepared in conformity with accounting principles generally accepted in the United States and in United States dollars.

Comparability Factors for the Quarterly Financial Data Disclosed Above

On October 25, 2001 we licensed the exclusive worldwide rights for one of our patented soft multifocal contact lens designs to Bausch and Lomb. Under the terms of the agreement we receive royalty payments ranging from two to five percent of Bausch and Lomb’s product sales utilizing our technology. The next contractual decrease, which will reduce our current royalty by one-third, will occur in the quarter ending December 2016. The quarterly results in the above table include royalty income as follows:

	For the Three Months Ending
	Mar 31, 2010	Dec 31, 2009	Sep 30, 2009	June 30, 2009	Mar 31, 2009	Dec 31, 2008	Sep 30, 2008	June 30, 2008
	($)	($)	($)	($)	($)	($)	($)	($)
Royalty income	734,803	751,386	767,676	759,813	734,249	666,569	713,397	740,482

In the quarter ending June 30, 2008 we recorded approximately $0.06 million in income tax expense that resulted from the recognition of deferred tax assets expected to be realized in the future, which was offset by a reduction in the deferred income tax asset during the quarter.

Liquidity and Capital Resources

Current Quarter

As of March 31, 2010, the Company had working capital of $1,456,499 representing a decrease of $2,436,909 from our working capital at December 31, 2009. The decrease in working capital was principally due to a decrease in cash, inventory and current tax assets, offset by an increase in deferred income and the addition of current debt and income taxes payable.

During the Current Quarter, we generated $398,389 positive cash from operations representing a decrease of $562,330 from $960,719 generated during the Prior Quarter. The decrease was from lower net income and deferred tax expense. Total capital additions and cash used during the Current Quarter for the purchase of capital additions was $12,657, a decrease of $1,426 from the Prior Quarter.

Current Year

As of March 31, 2010, the Company had working capital of $1,456,499 representing a decrease of $2,466,248 from our working capital at June 30, 2009. The decrease in working capital was principally due to a decrease in cash, inventory and current tax assets, offset by an increase in deferred income and the addition of current debt and income taxes payable.

During the Current Year, we generated $2,122,312 positive cash from operations representing a decrease of $133,462 from $2,255,774 generated during the Prior Year. Total capital additions and cash used was $22,781 during the Current Year for the purchase of capital additions, a decrease of $56,363 from the Prior Year.

Trend Information

The conventional soft multifocal contact lens business has been impacted over the past several years by the introduction of molding manufacturing technology, allowing for the mass production of most lens types at a fraction of the cost to lathe lenses. The entrance of these molded lenses has created significant price competition in the marketplace. The reduced cost of the molded lens allows for liberal trial lenses to be provided to eye care professionals for a more productive fitting session and immediate dispensing of lenses. Furthermore, lower manufacturing costs led to the introduction of frequent replacement and disposable lenses, a modality preferred by many consumers. Recognizing this trend, we signed an agreement with a third party in 2002 for the supply of disposal multifocal molded soft contact lenses (C-Vue) utilizing our patented design. The C-Vue brand was launched to eye care professionals in the United States during September of 2002. In February 2006, we announced the launch of the first aspheric, single vision daily wear, two week disposable soft contact lens ever available under the C-Vue brand. The C-Vue Aspheric single vision lens is manufactured by a third party utilizing, Wavefront inspired technology. In May 2008, we launched the all-new C-Vue 1 Day ASV, which is the first aspheric daily disposable contact lens sold under the C-Vue brand. The cast molded C-Vue 1 Day ASV lens is manufactured for us by a third party utilizing Wavefront inspired technology, and is marketed to eye care professionals in blister-packs of 30 and 90 lenses. During the Current Quarter the Company’s C-Vue disposable products accounted for approximately 64% of sales. The Company expects the sales of the C-Vue brand multifocal, the C-Vue Aspheric single vision and the C-Vue 1 Day ASV lenses will make up an increasing percentage of its future sales.

Market demographics indicate that speciality contact lenses will continue to be the fastest growing segment of the contact lens market. Specialty lenses include toric, toric multifocal, and cosmetic lenses. We believe that our custom soft speciality lenses including our C-Vue multifocal for presbyopia, our C-Vue custom toric for correcting astigmatism and the C-Vue Advanced toric multifocal, will grow over time due to market demographics favoring specialty lenses.

Risk Factors

A significant portion of the Company’s net income is derived from the Company’s exclusive license of one of its patented multifocal designs to Bausch and Lomb. The Company collects royalties based on Bausch and Lomb’s worldwide net sales of products utilizing the Company’s technology. There can be no assurances that Bausch and Lomb will continue to sell products in the future utilizing the Company’s technology.

The Company entered into a supply agreement with one supplier for the manufacture of its molded C-Vue multifocal lens, which currently accounts for approximately 58% of the Company’s Current Quarter sales. The agreement is renewable from year to year and is terminable pursuant to customary termination clauses. Although to date the supplier has met the Company’s requirements, there can be no assurances that they will be able to continue to meet their obligations under the current agreement or any renewal of the agreement. Furthermore, there are no assurances that the supplier will meet the Company’s possible future requirements for design or material changes and enhancements. Alternative suppliers for the manufacture of the C-Vue multifocal contact lens have been identified. However, there can be no assurances that an alternate supplier can successfully manufacture the lens to the Company’s specifications, on acceptable terms, or within the constraints of the exclusive license agreement with Bausch and Lomb.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, certificates of deposit, accounts receivable, royalties and other receivables, accounts payable, notes payable and accrued liabilities. It is management’s opinion that the Company is not exposed, except for variable rates on notes payable, to significant interest, currency or credit risks arising from these financial instruments. The Company is monitoring interest rates in anticipation of entering a swap agreement to fix the rates on it notes payable. The fair value of these financial instruments approximates their carrying values.

Outlook

Current economic conditions in the United States, has restrained our growth. We are optimistic that the contact lens market and the specialty lens market in particular, will recover along with a recovery in the United States economy.

We believe market demographics favoring specialty contact lenses will continue to drive our revenue and earnings growth. Over the next year we plan on adding new products to our C-Vue custom soft lens category utilizing advanced materials in a monthly disposable modality, such as the C-VUE Advanced Toric Multifocal monthly replacement lens which we launched in September 2009, which is made with an advanced hydration material and features a free trial program.

Other

Investor relations are done internally and consist of responding to inquiries from potential investors and stockholders as well as the dissemination of Company news and information. We have retained the services of Newport Capital Consultants, Inc. (“Newport”) as our broker relations counsel. We pay Newport a monthly consulting fee, and reimburse Newport for pre-approved expenses incurred in providing us services. In addition on May 10, 2010 we retained RJ Falkner and Company (“Falkner”) as investor relations counsel for a full range of investor relations services including assisting us in responding to inquiries from potential investors and stockholders as well as the development of independent analyses, research reports, and other services. We pay a monthly consulting fee and reimburse Falkner for their expenses incurred in providing the services.

Disclosure Controls and Procedures

As at the fiscal quarter ended March 31, 2010, an evaluation was carried out, under the supervision of and with the participation of Company management, including the President and Chief Executive Officer, and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures. Based on that evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective as at March 31, 2010 to provide reasonable assurance that material information relating to the Company would be made known to them by others within the Company.

Changes In Internal Controls

There were no changes in our internal controls over financial reporting during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Additional Information

Additional information is available concerning the Company and its operations on SEDAR at www.sedar.com and on our web site at www.unilens.com. Additional financial information concerning the Company is provided in its audited comparative financial statements for the Company’s most recently completed financial year. Copies of this information are available by contacting the Company at 800-446-2020.

Directors and Officers

The Company’s directors and officers as at the Report Date are:

Directors:	Officers:
Alfred W. Vitale	Michael J. Pecora – President & Chief Executive Officer
Nick Bennett	Leonard F. Barker – Chief Financial Officer, Treasurer and Secretary
Michael J. Pecora
Adrian Lupien

Board Approval

The contents of this management discussion and analysis have been approved and its mailing has been authorized by the board of directors of the Company.

ON BEHALF OF THE BOARD OF DIRECTORS

/S/ MICHAEL J. PECORA
MICHAEL J. PECORA
PRESIDENT

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILENS VISION INC. (Registrant)

Date: May 28, 2010	By	/s/ Leonard F. Barker
Name: Leonard F. Barker Title: Chief Financial Officer